[LETTERHEAD OF WINTHROP REALTY TRUST]

August 9, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention: Robert Telewicz

       Re: Winthrop Realty Trust
           File No. 001-06249
           Form 10-K for Fiscal Year Ended
           December 31, 2006

Dear Mr. Telewicz:

Set forth are our responses to the Staff's June 27, 2007 comment letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

1. Comment: Explain to us how you determined that your investments in certain participating second mortgages and mezzanine loans should be accounted for as equity method investments. To the extent you determined that these investments represented in-substance common stock as defined by EITF 02-14, provide us with your analysis of the criteria set forth in EITF 02-14 as it relates to these investments. Please cite any other authoritative literature you relied on in making your accounting conclusions in your response.

      Response: The Trust holds a series of second mortgages and mezzanine loans, which are accompanied by participation rights (typically 49%-50%) in the capital appreciation from a sale or refinancing event (not in operating cash flow distributions or entity income/losses) through a separate interest in each borrowing entity (the "Class B interest"). Such Class B interests are subordinate in priority to a return on the second mortgage/mezzanine loan and equity of investors other than the Trust in each borrowing entity. The Trust has determined that the two instruments, the second mortgage/mezzanine loan and the Class B interest, are in substance part of the same economic investment and evaluates them as a single instrument for accounting purposes, collectively referred to as the "participating investment ".

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Securities and Exchange Commission
August 9, 2007
Page 2

      These second mortgages/mezzanine loans have typical lender rights including the ability to foreclose for non payment and the rights to approval over certain leases and operating budgets which rights management of the Trust has considered protective in nature pursuant to the guidance provided in example 6 of Exhibit 96-16A of EITF 96-16.

      The second mortgage/mezzanine loan agreements contain certain conversion rights which have the following features:

1. The Trust has the right after the 1st anniversary of the loan advance date to cause the loan to be converted into an ownership interest.

2. The sponsors of the borrowing entities ("Marc principals") have the right after the 3rd anniversary of the loan advance date to convert under the same terms as the FT Marc right to convert under the same terms as the Trust's right to convert above.

      In addition, both the Trust and Marc principals have agreed to make loans up to $15 million collectively in order to fund tenant improvements and other lease up costs and have the option to make cash shortfall loans to the property owner LLC.

      At the inception of each such participating investment, management determined whether it should be accounted for as a loan, as real estate venture using the equity method, or as a direct investment in real estate. Management has determined that each such participating investment acquired to date should be accounted for under the equity method. In reaching our accounting conclusions on the treatment of these investments, we relied on an analysis of the following accounting literature.

      1) FIN 46R - Consolidation of Variable Interest Entities We reviewed FIN 46R to determine if the entities should be consolidated and pursuant to the provisions of paragraph 5 of FIN 46R, determined that the borrowing entities were not variable interest entities as there was sufficient equity, the equity investors have the ability to make the decisions about the activities, the obligation to absorb the expected losses and right to receive the residual returns, and voting rights are proportionate to their obligations to absorb the expected losses of the entity.

      2) SAB 71, EITF 86-21 and AICPA Notice to Practitioners on ADC Arrangements Management next looked to the guidance promulgated in SAB 71 and the AICPA Third Notice to Practitioners on ADC arrangements ("Third Notice") to determine how to account for this investment as real estate, a loan, or a joint venture. We determined venture accounting was appropriate.

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Securities and Exchange Commission
August 9, 2007
Page 3

      We initially looked to paragraph 6 of the Third Notice, noting that profit participation arrangements do not necessarily need to be part of the mortgage agreement. This scenario was consistent with our fact pattern with the second mortgages/mezzanine loans and the profit participation/Class B interest resident in separate interests and agreements.

      We next looked to the provisions of paragraph 8 of the Third Notice and noted in addition to the participation in expected residual profit, the participating investments contain other characteristics indicative of the risks and rewards of an investment in real estate or a joint venture. Specifically, the participating investments' only security is the underlying real estate project, the Trust has limited or no recourse to other assets of the borrower, the borrower does not guarantee the debt; and, in order for the Trust to recover its investment, the property must be sold to independent third parties, the borrower must obtain refinancing from another source, or the property must be placed in service and generate sufficient net cash flow to service debt principal and interest.

      Although the participating investments have some of the characteristics of loans, as set forth in paragraph 9 of the Third notice, the Trust determined that the substance of the investment relationship was more like a joint venture than that of a loan or a direct investment in real estate, and so that treatment as a venture using equity method accounting was appropriate. Accordingly, we have characterized these arrangements as preferred equity investments on our balance sheet and earnings from preferred equity investments on our statement of operations. In addition, we have provided the typical disclosures provided in APB 18, including summarized financial information of the borrowing entities. In future filings, we will add an accounting policy discussion that will address management's analysis to account for this investment as a loan, joint venture or real estate and the determination to present this investment under the equity method of accounting.

      We do not believe these investments represent in substance common stock as defined in EITF 02-14 as we determined that there is adequate Class A equity which is subordinate to our second mortgages/mezzanine loans which indicates that the liquidation preference of the second mortgages/mezzanine loans is substantive and, therefore, the criteria of paragraph 6(a) of 02-14 has been met.

2. Comment: Explain to us how you determined that you were not required to consolidate your 60% interest in Sealy Northwest Atlanta L.P. Reference is made to SOP 78-9 and EITF 04-5.

      Response: Sealy Northwest Atlanta L.P., a Limited Partnership in which we own a 60% limited partnership interest and our partner, Sealy Northwest Atlanta Ventures L.P., owns a 40% general partnership interest.

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Securities and Exchange Commission
August 9, 2007
Page 4

      We reviewed FIN 46R to determine if Sealy Northwest Atlanta LP should be consolidated and, pursuant to the provisions of paragraph 5 of FIN 46R, determined that the partnership was not a variable interest entity as there was sufficient equity, the equity investors have the ability to make the decisions about the activities, the obligation to absorb the expected losses and right to receive the residual returns, and voting rights are proportionate to their obligations to absorb the expected losses of the entity.

      Next, we have made an assessment in accordance with EITF 04-5 as to whether our rights as a limited partner should overcome the presumption of control by the general partner based upon the facts and circumstances. We, the limited partner, do not have either (a) the substantive ability to dissolve (liquidate) the limited partnership or remove the general partner without cause or (b) substantive participating rights. The Company is able to exercise significant influence but not control and, in accordance with SOP 78-9, paragraphs 7 and 9, utilizes the equity method of accounting.

Form 10-Q for the quarterly period ended March 31, 2007

3. Comment: We note that you have revised your calculation of earnings per share for the three months ended March 31, 2006 to apply the two class method in accordance with EITF 03-06. Explain to us whether the application of the two class method has any impact on your previously reporting earnings per share for the periods ended June 30, 2006, September 30, 2006, and December 31, 2006 and the amount of the impact. Additionally, tell us how the Company determined that it would not be necessary to amend previously filed financial statements to correctly apply the provisions of EITF 03-06.

      Response: During the 2007 first quarter closing, management identified that the calculation of basic earnings per share had not been properly applying the provisions of EITF 03-06 "Participating Securities and the Two Class Method under FASB Statement No. 128 Earnings Per Share." Management went through a contemporaneous SEC Staff Accounting Bulletin No. 99 analysis which was agreed with by the Audit Committee and outside general counsel. Based on the assessment performed in accordance with SAB No. 99, management did not believe that there was a material misstatement related to EITF 03-06 in any previously issued financial statements, and therefore was not required to restate any of such financial statements.

      In light of the comment provided to us, management has reassessed its SAB No. 99 analysis and, based upon the reassessment, the Trust will file a Form 10-K/A for the year ended December 31, 2006 to correct the net income per Common Share of Beneficial Interest- basic in its financial statements for the years ended December

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Securities and Exchange Commission
August 9, 2007
Page 5

      31, 2006 and 2005 and will provide corrected quarterly net income per Common Share of Beneficial Interest-basic amounts for both 2005 and 2006 in the unaudited quarterly results of operations footnote appearing in those financial statements. The Form 10-K/A is expected to be filed shortly. Refer to Form 8-K filed August 9, 2007.

      Previous reported basic earnings per share along with restated amounts to be reported in future filings is as follows:

                                             2006 Earnings Per Share
                                      Q2          Q3            Q4      Year End
         Revised Basic               $0.08       $0.10        $0.32      $0.74

         Reported                    $0.08       $0.11        $0.41      $0.92

      Enclosed please find a letter from Winthrop to the Securities and Exchange Commission which sets forth an acknowledgement from Winthrop in the form requested. Should you have any further questions, please do not hesitate to call me at 617-570-4636.

Sincerely yours,


/s/ Thomas C. Staples
-----------------------
Thomas C. Staples
Chief Financial Officer

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                              WINTHROP REALTY TRUST
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                 August 9, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

      Re: Winthrop Realty Trust

Ladies and Gentlemen:

      In connection with our letter of even date herewith to the Securities and Exchange Commission ("the Commission") related to the Commission's letter dated June 27, 2007, the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINTHROP REALTY TRUST


By: /s/ Thomas C. Staples
    -----------------------
    Thomas C. Staples
    Chief Financial Officer